Exhibit (a)(5)(D)

HULETT HARPER STEWART LLP

BLAKE MUIR HARPER, SBN: 115756

550 West C Street, Suite 1500

San Diego, CA 92101

Telephone:       (619) 338-1133

Facsimile:        (619) 338-1139

Attorneys for Plaintiff

[Additional Counsel on Signature Page]

IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN AND FOR THE COUNTY OF SANTA CLARA

CODY LAIDLAW, on Behalf of himself and All Others Similarly Situated,	CASE NO.
CLASS ACTION
Plaintiff,
v.	COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FAILURE TO DISCLOSE

FAIRCHILD SEMICONDUCTOR

INTERNATIONAL INC., MARK S.

THOMPSON, CHARLES P. CARINALLI,

RANDY W. CARSON, TERRY A. KLEBE,

ANTHONY LEAR, CATHERINE P. LEGO,

KEVIN J. MCGARITY, BRYAN R. ROUB,

RONALD W. SHELLY, GOLDMAN,

SACHS, & CO., and DOES 1-5, Inclusive;

JURY TRIAL DEMANDED
Defendants.

COMPLAINT

Plaintiff, as and for his Class Action Complaint, alleges upon personal knowledge as to himself and his own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

1.        This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public stockholders of Fairchild Semiconductor International Inc. (“Fairchild” or the “Company”) common stock against Fairchild, the members of its board of directors (the “Board”) as well as Goldman, Sachs & Co. (“Goldman”) and Does 1-5. The Action challenges Defendants’ actions in causing Fairchild to enter into an agreement to be sold to ON Semiconductor Corporation (“ON Semiconductor”) for an inadequate $20.00 per share (the “Sale Agreement”) pursuant to a tender offer (the “Tender Offer”) even though analyses conducted by Fairchild’s own financial advisor, Goldman Sachs, indicated a value as high as $27.00 per share for the Company. Plaintiff asserts that the members of the Board acted hastily in causing the Company to enter into the Sale Agreement because they were eager to receive extensive cash payments and other benefits which they would not otherwise receive at this time absent a sale of the Company. Indeed, the members of the Board were so eager to receive those benefits that they have rejected a proposal pursuant to which Fairchild’s shareholders would have received $21.70 for each Fairchild share because, among other things, the buyers would need some additional time to complete the purchase. Given their conflicts of interest, the members of the Board were unable to fairly and thoroughly evaluate the Sale Agreement and alternatives thereto, to ensure that they were acting in the best interest of Fairchild and its public shareholders. Further compounding their conflicts of interest, the members of the Board foisted a conflict upon Goldman Sachs and the individual Goldman Sachs bankers working for Fairchild (identified herein as Does 1-5), and incentivized them to favor a sale to ON Semiconductor by making the vast majority of Goldman Sachs’s $25 million compensation contingent upon consummation of the Sale Agreement. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and Fairchild’s other public shareholders in the recommendation statement (the “Recommendation

COMPLAINT

Statement”) that Fairchild’s directors have caused to be filed with the Securities and Exchange Commission (the “SEC”) and mailed to Plaintiff and Fairchild’s other shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer.

JURISDICTION

2.        This Court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.

3.        This Court has jurisdiction over the Defendants in this action because Fairchild is headquartered in this state, and because the improper conduct alleged in this Complaint occurred in and/or was directed at this state. Additionally, this Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this state.

4.        Venue lies in this Court because Fairchild’s headquarters are located in Santa Clara County, at 3030 Orchard Parkway, San Jose, California, 95134.

5.        This action challenges the internal affairs or governance of Fairchild and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

THE PARTIES

6.        Plaintiff Cody Laidlaw is the owner of shares of Fairchild’s common stock and has owned such shares since at all relevant times.

7.        Defendant Fairchild is a publicly traded corporation, headquartered at 3030 Orchard Parkway, San Jose, California, 95134. Fairchild develops, manufactures and sells power management solutions. The Company also makes certain non-power semiconductor and Microelectromechanical systems (MEMS) based solutions. Its products are used in a wide variety of end market applications including industrial, home appliance, automotive, mobile, server and cloud computing, lighting, and consumer electronics. The Company’s stock is traded on the NASDAQ Stock Market under the ticker symbol “FCS.” This Court has jurisdiction over Fairchild because the Company is headquartered in California, and because the improper conduct alleged in this Complaint occurred in substantial part, was directed at, and/or intended to have their primary effect in, this state.

COMPLAINT

8.          Defendant Mark S. Thompson (“Thompson”) became a director of the Company in May 2005 and was elected Chairman of the Board in May 2008. He has also served as the Company’s Chief Executive Officer since May 2005 and was President from May 2005 until September 2012, and from November 2014 to the Present. In connection with consummation of the Sale Agreement, Mr. Thompson will be entitled to cash payments and benefits valued at over $23 million. This Court has jurisdiction over Mr. Thompson because Fairchild is headquartered in California and because Mr. Thompson’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

9.          Defendant Charles P. Carinalli (“Carinalli”) has served as a director of Fairchild since 2002. In connection with the Sale Agreement, Mr. Carinalli is expected to receive a cash payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Carinalli because Fairchild is headquartered in California and because Mr. Carinalli’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

10.        Defendant Randy W. Carson (“Carson”) has served as a director of the Company since 2010. In connection with the Sale Agreement, Mr. Carson is expected to receive a cash payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Carson because Fairchild is headquartered in California and because Mr. Carson’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

11.        Defendant Terry A. Klebe (“Klebe”) has served as a director of the Company since 2011. In connection with the Sale Agreement, Mr. Klebe is expected to receive a cash

COMPLAINT

payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Klebe because Fairchild is headquartered in California and because Mr. Klebe’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

12.        Defendant Anthony Lear (“Lear”) has served as a director of the Company since 2008. In connection with the Sale Agreement, Mr. Lear is expected to receive a cash payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Lear because Fairchild is headquartered in California and because Mr. Lear’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

13.        Defendant Catherine P. Lego (“Lego”) has served as a director of the Company since 2013. In connection with the Sale Agreement, Ms. Lego is expected to receive a cash payment of an undisclosed amount for her unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Ms. Lego because Fairchild is headquartered in California and because Ms. Lego’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

14.        Defendant Kevin J. McGarity (“McGarity”) has served as a director of the Company since 2005. In connection with the Sale Agreement, Mr. McGarity is expected to receive a cash payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. McGarity because Fairchild is headquartered in California and because Mr. McGarity’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

COMPLAINT

15.        Defendant Bryan R. Roub (“Roub”) has served as a director of the Company since 2004. In connection with the Sale Agreement, Mr. Roub is expected to receive a cash payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Roub because Fairchild is headquartered in California and because Mr. Roub’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

16.        Defendant Ronald W. Shelly (“Shelly”) has served as a director of the Company since 1998. In connection with the Sale Agreement, Mr. Shelly is expected to receive a cash payment of an undisclosed amount for his unvested equity-based awards and will be entitled to receive a right to indemnification for all acts and/or omissions occurring prior to consummation of the Sale Agreement. This Court has jurisdiction over Mr. Shelly because Fairchild is headquartered in California and because Mr. Shelly’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, this state.

17.        Goldman Sachs is an investment bank which provides advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services. It is headquartered in New York City and maintains offices in cities throughout the globe, including in San Francisco. Goldman Sachs is a necessary party to this action.

18.        Does 1-5 are employees of Goldman Sachs who, upon information and belief, are not residents of Delaware and have little or no contact to Delaware but who advised Fairchild on the Sale Agreement, and the process leading thereto, and conducted the analyses underlying Goldman Sachs’ opinion that the Sale Agreement was fair from a financial point of view to Plaintiff and Fairchild’s other public shareholders. Does 1-5 are necessary parties to this Action.

19.        The nine Defendants identified in paragraphs 8 through 16 collectively constitute the entirety of the Company’s board of directors and are hereinafter referred to collectively as the “Individual Defendants.”

COMPLAINT

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20.        Under applicable statutory and common law, the directors of a publicly held company such as Fairchild have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to: (i) use their ability to control and manage Fairchild in a fair, just and equitable manner; (ii) act in furtherance of the best interests of Fairchild and its shareholders; (iii) act to maximize shareholder value in connection with any change in ownership and control; (iv) govern Fairchild in such a manner as to heed the expressed views of its public shareholders; (v) refrain from abusing their positions of control; and (vi) not to favor their own interests or the interests of others at the expense of Fairchild and its public shareholders. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

21.        As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary duties to Fairchild’s public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the Individual Defendants who will collectively receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

22.        Because Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Sale Agreement, including all aspects of its negotiation, structure, and terms, is borne by Defendants as a matter of law.

23.        Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on December 4, 2015, the Individual Defendants caused the Recommendation Statement to be filed with the SEC and mailed to Plaintiff and Fairchild’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer, but concealed therein certain material information which a

COMPLAINT

reasonable shareholder would find material in determining whether to vote in favor of the sale of the Company. Among other things, the Defendants have failed to disclose material information regarding: (i) the conflicts of interest of members of the Board and the financial advisor, Goldman Sachs, they hired to render a fairness opinion that the price to be paid pursuant to the Tender Offer is a fair price (whose opinion they tout in the Recommendation Statement) as well as the conflicts of interest of the individual bankers at Goldman Sachs (Does 1-5), (ii) the sale process, and (iii) information underlying Goldman Sachs’ fairness opinion.

CLASS ACTION ALLEGATIONS

24.        Plaintiff brings this action as a class action pursuant to California Code of Civil Procedure § 382 on behalf of himself and all other shareholders of the Company except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with them, who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

25.        The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of November 30, 2015, Fairchild had over 113 million shares of common stock outstanding.

26.        Plaintiff’s claims are typical of the claims of the Class since Plaintiff and the other members of the Class have and will sustain harm arising out of Defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

27.        There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

a.         the Defendants have breached and are breaching their fiduciary duties to the detriment of Fairchild shareholders;

COMPLAINT

b.        Plaintiff and the Class are entitled to an injunction and other equitable relief; and

c.        Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

28.        A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.

SUBSTANTIVE ALLEGATIONS

The Individual Defendants Caused Fairchild to Agree to Be Sold for an Inadequate Price

29.        Fairchild is a strong company with the potential for greater growth. Indeed, the Company’s own estimated financial forecasts indicates a steady increase in the Company’s revenues through 2020 as follows:

	2015	2016	2017	2018	2019	2020
Revenue (in millions)	$1,383	1,433	1,543	1,648	1,748	1,850

30.        Further, in its most recent annual report, the Company acknowledged that “its focus on the power market, [its] diverse end market exposure and [its] strong penetration into the growing Asian region provides [it] with excellent opportunities to expand [its] business.”

31.        Notwithstanding the Company’s admitted “excellent opportunities” for growth, on November 18, 2015, the Company entered into an agreement to be bought by ON Semiconductor for $20.00 per share, which price offers the “industry’s lowest Ebitda multiple” according to Bloomberg.com. Indeed, the following graph from Bloomberg demonstrates that Fairchild’s recently acquired peers received Ebitda multiples as high as 24x, while the $20.00 per

COMPLAINT

share price the Board accepted for Fairchild has an Ebitda multiple of a little over 8x. Further, the analyses conducted by Goldman Sachs (the financial advisor hired by Fairchild to opine on a fair price for the Company) indicates a price as high as $27.00 per share.

32.        The Company’s decision to enter into the Sale Agreement comes at a time of unprecedented consolidation in the semiconductor industry in which Fairchild’s operates. Instead of capitalizing on the advantages created by a competitive bidding environment, the Individual Defendants engaged in a haphazard sale process and rushed to sign an agreement with ON Semiconductor notwithstanding that at the time they caused the Company to enter the Sale Agreement, there was an outstanding indication of interest to buy the Company for $21.20 per share or higher by a group of entities identified as the Party G Group in the Recommendation Statement. However, to further protect the rushed deal with ON Semiconductor, the Individual Defendants also caused the Company to agree to pay ON Semiconductor $72 million in the event

COMPLAINT

it terminates the Sale Agreement to accept a higher price for the Company. Demonstrating that the Individual Defendants acted hastily in causing the Company to enter into the Sale Agreement, the Party G Group subsequently made an unsolicited proposal to acquire Fairchild for $21.70 per share. Nonetheless, eager to quickly consummate the Sale Agreement and receive the lucrative benefits which would inure to them thereunder, the Individual Defendants caused the Company to reject the higher $21.70 per share offer because, among other things, the buyers would require some additional time to consummate the transaction.

Despite Having No Contacts with Delaware, the Individual Defendants Caused Fairchild to Maintain Delaware, Not California, as its State of Incorporation in a Scheme to Pay Substantial Tax Revenue to Delaware instead of California in Exchange for a Management Friendly Litigation Forum

33.        Although Fairchild is headquartered in California, and has no real presence in, or contact with, the state of Delaware, the Individual Defendants have caused the Company to maintain its state of incorporation as Delaware. As a result, Delaware gains substantial tax revenue at California’s expense. Indeed, the current Chief Justice of Delaware, and former Delaware Chancellor, Leo Strine, was quoted in an American Lawyer article dated March 1, 2012 and titled “Tell Us How You Really Feel, Leo,” as stating that “nearly a quarter of [Delaware’s] budget revenues” are derived from corporations like Fairchild that have no real nexus to Delaware, but which are incorporated under Delaware law.

34.        Similarly, on April 11, 2014, Law360 quoted Delaware’s governor, Jack Markell as bragging that enticing corporations with no real presence in the state to incorporate in Delaware allows Delaware to derive substantial tax revenue at the expense of states like California. In supporting a corporate franchise tax increase on companies such as Fairchild, Governor Markell stated as follows:

The [increased tax] revenue would help balance our budget by collecting more than 90 percent of the funds from outside of Delaware . . . [o]ur Department of State has worked hard to ensure the proposal preserves the important contribution that these corporations make to Delaware’s economy.

COMPLAINT

Id.

35.        Delaware’s efforts to obtain revenue at the expense of states like California, even extends to abandoned property held by corporations such as Fairchild that are incorporated in Delaware but based elsewhere, such as California. In this regard, on March 12, 2015, The Wall Street Journal reported as follows:

[Delaware law] allows the state to seize unclaimed purchases and assets, such as dormant bank accounts, uncashed checks and gift certificates from corporations. . . .

Under Delaware law, companies incorporated there must turn over unclaimed property or its equivalent value to the state if they can’t locate the owner. Collections from unclaimed property totaled $475 million in Delaware’s most recent fiscal year, the third largest source of income for the state, representing almost 14% the state’s collected revenue.

Delaware has used the funds for infrastructure projects, including road maintenance and upgrades for parks and public buildings.

(emphasis added).

36.        In exchange for the substantial revenue that Delaware obtains from directors and managers causing out-of-state corporations to incorporate there, it provides those directors and officers with substantial protections if any of those individuals engage in misfeasance, such as the Individual Defendants are alleged to have engaged in here.

37.        As The New York Times noted on June 30, 2012:

Big corporations, small-time businesses, rogues, scoundrels and worse – all have turned up at Delaware addresses in hopes of minimizing taxes, skirting regulations, plying friendly courts or, when needed, covering their tracks. Federal authorities worry that, in addition to the legitimate businesses flocking here, drug traffickers, embezzlers and money launderers are increasingly heading to Delaware, too. It’s easy to set up shell companies here, no questions asked.

*  *  *

In these troubled economic times, when many states are desperate for tax dollars, Delaware stands out in sharp relief. The First State, land of DuPont, broiler chickens and, as it happens, Vice President Joseph R. Biden Jr., increasingly resembles a freewheeling offshore haven, right on America’s shores. Officials in other states complain that Delaware’s cozy corporate setup robs their states of billions of tax dollars. Officials in the Cayman Islands, a favorite Caribbean haunt of secretive hedge funds, say Delaware is today playing faster and looser than the offshore jurisdictions that raise hackles in Washington.

*  *  *

Delaware’s tax laws are a bonanza for the state. At a time when many states are being squeezed by a difficult economy, Delaware collected roughly $860 million in taxes and fees from its absentee corporate residents in 2011. That money accounted for a quarter of the state’s total budget.

*  *  *

It is also a great place to reduce a tax bill. Delaware today regularly tops lists of domestic and foreign tax havens because it allows companies to lower their taxes in

COMPLAINT

another state – for instance, the state in which they actually do business or have their headquarters – by shifting royalties and similar revenues to holding companies in Delaware, where they are not taxed. In tax circles, the arrangement is known as “the Delaware loophole.” Over the last decade, the Delaware loophole has enabled corporations to reduce the taxes paid to other states by an estimated $9.5 billion.

*  *  *

“Delaware is an outlier in the way it does business,” said David E. Brunori, a professor at George Washington Law School and an expert on taxation. “What it offers is an opportunity to game the system and do it legally.”

*  *  *

“Companies are able to turn taxable income into tax-exempt income in Delaware and then use it to reduce their tax bills in other states,” said Bradley P. Lindsey, an accounting professor at North Carolina State University and one of three authors of a 2011 study titled “Exploring the Role Delaware Plays as a Domestic Tax Haven.” Delaware does not tax certain profit-making intangible items – like trademarks, royalties, leases and copyrights. Yet those same intangibles can be part of a tax strategy that allows them to be classified as deductions in other states, reducing a company’s tax bill there.

(emphasis added).

38.        Indeed, Delaware’s lax standards for corporate conduct have even been blamed for the demise of Lehman Brothers (which in turn has been oft described as precipitating the Great Recession of the late aughts). As the American Lawyer senior writer Susan Beck reported in the Spring 2010 issue:

I found myself thinking about Delaware’s lax standards for corporate behavior earlier this year as I paged through Anton Valukas’s exhaustive report on the demise of Lehman Brothers. In the report, the court-appointed bankruptcy examiner and Jenner & Block chairman skillfully lays out the foolhardy path that Lehman traveled before skidding into well-deserved bankruptcy.

*  *  *

But what really struck me as I read the report was how much truly bad conduct is not actionable, at least in Valukas’s analysis.

The examiner describes a parade of corporate horrors – decisions ranging from inane to deceptive- as he chronicles Lehman’s self-destruction. And vet most of the mistakes, he concludes, leave the estate without a remedy under Delaware law.

*  *  *

In each case, Valukas explains, these decisions, however rotten, fall under the protection of Delaware’s hallowed business judgment rule.

It’s no mystery why corporate America loves Delaware. The state’s courts are extravagantly tolerant of corporate misconduct. Directors-and officers, it appears-are protected by Delaware’s business judgment rule unless their actions are so outrageously bad that they rise to the level of “gross negligence.”

*  *  *

COMPLAINT

That protection means that the Lehman executives who devised and oversaw the firm’s reckless pursuit of profit and market share despite repeated warnings from inside and outside the firm-are insulated from claims by the estate.

*  *  *

I’ve written elsewhere about the way in which overly broad indemnification agreements for executives hinder corporate accountability. Overly lenient concessions to “business judgment” have the same deleterious effect. Directors and officers do need some protection from litigation, especially from certain types of shareholder suits. But Delaware’s exceedingly generous insulation has, I believe, contributed to laziness in board rooms and recklessness in executive suites.

(emphasis added).

39.        Consequently, the public policy of California strongly supports denying the Individual Defendants any benefits that may otherwise inure to them by virtue of maintaining Delaware as Fairchild’s state of incorporation.

The Conflicts of Interest of Goldman Sachs and Does 1-5

40.        The Individual Defendants further compounded their breaches of fiduciary duties by incentivizing Goldman Sachs and Does 1-5 to favor a sale of the Company by making the vast majority of Goldman Sachs’s $25 million compensation contingent upon consummation of a sale of the Company.1 Moreover, as Defendants have admitted in the Recommendation Statement, Goldman Sachs and its affiliates and employees have conflicting ties to ON Semiconductor which may have influenced their opinion to favor a sale to Fairchild to ON Semiconductor. These conflicting ties are as follows:

Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ON Semiconductor, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. Goldman Sachs has also provided certain financial

1 Upon information and belief, the compensation of the individual bankers, Does 1-5 herein, is based in significant part on the profit that inures to Goldman Sachs on the deals on which they work.

COMPLAINT

advisory and/or underwriting services to ON Semiconductor and/or its affiliates from time to time. During the two-year period ended November 18, 2015, the Investment Banking Division of Goldman Sachs has not performed any financial advisory and/or underwriting services for ON Semiconductor or its affiliates for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, ON Semiconductor and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

41.        As demonstrated by their fairness opinion and events subsequent to the signing of the Sale Agreement, these conflicting ties caused Goldman Sachs and Does 1-5 to favor a sale of the Company at an inadequate price and to render a fairness opinion in support of the same. In this regard, according to the Recommendation Statement, Goldman Sachs’ opinion that the $22.00 per share price that ON Semiconductor proposed to pay for Fairchild pursuant to the Sale Agreement was fair influenced the members of the Board’s recommendation that Plaintiff and other Fairchild shareholders tender their shares to ON Semiconductor. Goldman Sachs rendered its fairness opinion notwithstanding its view that the Company was worth as much as $27.00 per share.

All of Fairchild’s Directors Will Receive Extensive Personal Benefits Which They Would Not Receive at This Time Absent the Sale Agreement

42.        Each member of Fairchild’s Board has interests in the Sale Agreement that are different from, or in addition to, the interests of the Company’s shareholders, as set forth below.

a.        Cash Payments for Unvested Equity-Based Awards to the Company’s Non-Employee Directors. In connection with the Sale Agreement all of Fairchild’s non-employee directors will collectively receive $3,247,480 for their unvested equity-based awards.

b.        Change of Control Payments and Benefits to Mr. Thompson. Following consummation of the Sale Agreement and under certain circumstances, Mr. Thompson will be entitled to receive cash payments and benefits totaling $23,801,868.00.

c.        Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement.

COMPLAINT

43.        Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement.

The Materially Misleading and/or Incomplete Recommendation Statement and Amendment Thereto

44.        In addition, the Individual Defendants are breaching their fiduciary duty of full disclose to Plaintiff and Fairchild’s other public shareholders in connection with the Sale Agreement. In this regard, on or about December 4, 2015, the Individual Defendants caused the Company to file the Recommendation Statement with the SEC and mailed the same to Plaintiff and Fairchild’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. The Recommendation Statement was amended on December 14, 2015 (the “12/14/15 Amendment”). However, the Recommendation Statement and the 12/14/15 Amendment are deficient in that they misrepresent and/or omit, inter alia, material information as set forth below:

(a)

According to the Recommendation Statement, the vesting of each unvested Company stock option, unvested restricted stock units, unvested performance units, and unvested deferred stock units (collectively, the “Unvested Equity Awards”) will accelerate in connection with the Sale entitling each holder to receive cash for his or her Unvested Equity Awards. The Recommendation Statement is deficient because it fails to disclose (a) the amount of Unvested Equity Awards held by each of the Company’s directors and (b) the cash payment that each of the Company’s directors would receive for his or her Unvested Equity Awards.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed

(b)

According to the Recommendation Statement, in connection with the Sale, the Company intends to establish a cash-based retention award program for the benefit of certain of its employees, which may include executive officers. The aggregate amount of the retention award pool is expected to be $15 million. Any amounts from the retention award pool will be paid immediately prior to the Effective Time or upon an earlier qualifying termination of employment. Individual retention awards under the retention program will be allocated among employees of the Company and its subsidiaries identified, and in the amounts and on the terms determined, by the Chief Executive Officer of the Company (or his designee). The Recommendation Statement is deficient because it fails to disclose (i) the amount that is anticipated to be distributed to Mr. Thompson from the retention award pool and (ii) the criteria that will be used to determine the amounts that will be allocated to each employee.

COMPLAINT

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed

(c)

According to the Recommendation Statement, Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest (collectively, the “Goldman Entities”), may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, ON Semiconductor, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, ON Semiconductor and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation. The Recommendation Statement is deficient because it fails to disclose (i) the positions and investment held by each of the Goldman Entities in On Semiconductor and (ii) the amount of compensation that the Goldman Entities have an expectation of receiving from On Semiconductor or its affiliates in the future.

Information regarding the conflicts of interest of the Company’s financial advisoris material and must be disclosed.

(d)	With regard to Goldman Sachs’ Selected Companies Analysis, the Recommendation Statement is deficient because it fails to disclose the price per share value indicated by this analysis.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Fairchild in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board–that shareholders vote in favor of the Sale Agreement–relies.

(e)

According to the Recommendation Statement, on April 24, 2015, Party A’s Chief Executive Officer spoke to Mr. Thompson and informed him that Party A would be interested in discussing a strategic business combination between Party A and the Company. The Recommendation Statement is deficient because it fails to disclose the substance of this discussion, including the substance of any discussions regarding the price that Party A would have been willing to pay for the Company.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with

COMPLAINT

their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

(f)

According to the Recommendation Statement the Board established a transaction committee (the “Transaction Committee”) comprised of Mr. Klebe, Ms. Lego and Mr. McGarity to review, with the assistance of management and the Company’s outside advisors, the Company’s strategic alternatives, including the potential interest of Party A and continuing operations as an independent entity, and to report to the full Board at regular or special meetings on such matters. The Recommendation Statement is deficient because it fails to disclose the criteria used to select Mr. Klebe, Ms. Lego and Mr. McGarity to serve on the Transaction Committee.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

(g)

According to the Recommendation Statement, on May 19, 2015, the Board reviewed the general landscape for mergers and acquisitions in the semiconductor industry with representatives of management and Goldman Sachs. In addition, Mr. Thompson and the directors discussed Party A’s interest and Mr. Thompson’s upcoming meeting with the chief executive officer of Party A. The Recommendation Statement is deficient because it fails to disclose (a) the substance of the Board’s discussion regarding the general landscape for mergers and acquisitions, Party A’s interest and Mr. Thompson’s upcoming meeting with the chief executive officer of Party A and (b) the substance of any discussion had by the Board regarding the Company’s valuation.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

(h)

According to the Recommendation Statement, on October 22, 2015, the Board, with input from management, discussed a potential transaction with Party B but agreed, based on its discussions and prior analyses, that it would not be in the best interests of the Company and its stockholders to consider a merger of equals with Party B. The Recommendation Statement is deficient because it fails to disclose the substance of the discussion and analyses which led the Board to conclude that a merger of equals with Party B was not in the best interests of the Company and its stockholders.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

COMPLAINT

(i)

According to the Recommendation Statement, on November 6 and November 7, 2015, representatives of the Company and Party G met to further discuss the strategic business combination and exchange due diligence information. The Recommendation Statement is deficient because it fails to disclose the substance of these discussions, including the substance of any discussions had regarding a value for Fairchild.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

(j)

According to the Recommendation Statement, following a November 13, 2015 meeting of Fairchild’s Board, Mr. Thompson reached out to Mr. Jackson of ON Semiconductor and requested that ON Semiconductor raise its offer to $20.00 or higher per share. At that time, the Fairchild Board was aware that the Party G Group had indicated that it could pay $20.20 or higher per share. The Recommendation Statement is deficient because it fails to disclose how the Board arrived at a minimum price of $20.00 per share.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

(k)

According to the 12/14/15 Amendment, at its regularly scheduled meeting on December 9, 2015 the Board discussed precedent transactions between U.S. companies and companies from the Party G Group’s country. The 12/14/15 amendment to the Recommendation Statement is deficient because it fails to disclose the substance of these discussions.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

(l)

According to the 12/14/15 Amendment to the Recommendation Statement, on December 12, 2015, at meetings of the Transaction Committee, Mr. Thompson and the members of the Transaction Committee discussed the determinations to be made with respect to the Party G Group December 7 Proposal. The 12/14/15 amendment to the Recommendation Statement is deficient because it fails to disclose the substance of these discussions.

This information is material to Fairchild’s public shareholders in determining the extent to which the Individual Defendants complied with

COMPLAINT

their duties of loyalty and care to protect the best interests of Fairchild’s public shareholders and to put the interests of these shareholders before their own.

FIRST CAUSE OF ACTION

Loyalty, Fair Dealing, and Due Care

(Against the Individual Defendants)

45.        Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

46.        By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and Class members and/or aided and abetted in the breach of those fiduciary duties.

47.        As a result of these breaches of fiduciary duties, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION

Claim for Failure to Disclose

(Against Fairchild and the Individual Defendants)

48.        Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

49.        Under applicable law, the Individual Defendants and Fairchild have a fiduciary duty to disclose all material facts in the Recommendation Statement in order that Fairchild’s shareholders can make an informed decision on how to vote on the Sale Agreement. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

50.        As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

Aiding and Abetting

(Against Goldman Sachs and Does 1-5)

51.        Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

52.        As alleged herein, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and Fairchild’s other public shareholders in connection with the Sale Agreement and Tender Offer. Goldman Sachs and Does 1-5 have aided and abetted those breaches as alleged above.

53.        As a result, Plaintiff and the Class have been and will be damaged.

COMPLAINT

PRAYER

WHEREFORE, Plaintiff demands judgment as follows:

A.        determining that this action is a proper class action, and that Plaintiff is a proper class representative;

B.        declaring that Defendants have breached their fiduciary duties to Plaintiff and the Class and/or aided and abetted such breaches;

C.        directing defendants to maximize the value of the Company’s sale for its public shareholders;

D.        directing Goldman Sachs and Does 1-5 to prepare and make public an accurate and proper fairness opinion regarding the true value of Fairchild;

E.        awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

F.        awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

G.        granting such other relief as the Court may find just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

DATED: December 16, 2015	HULETT HARPER STEWART LLP
BLAKE MUIR HARPER

BLAKE MUIR HARPER

550 West C Street, Suite 1500
San Diego, CA 92101
Telephone: (619) 338-1133
Facsimile: (619) 338-1139

Attorneys for Plaintiff

COMPLAINT

Of Counsel:

THE BRUALDI LAW FIRM, P.C.
RICHARD B. BRUALDI
GAITRI BOODHOO
LAUREN C. WATSON
29 Broadway, Suite 2400
New York, NY 10006
Telephone:	(212) 952-0602
Facsimile:	(212) 952-0608

COMPLAINT